Exhibit 21.1
Subsidiaries of Heritage-Crystal Clean, Inc.

Name	Jurisdiction of Incorporation/Organization
Heritage-Crystal Clean, LLC	Indiana
Subsidiaries of Heritage-Crystal Clean, LLC
Mirachem, LLC (80.01%)	Delaware
Heritage-Crystal Clean, Limited	A Canadian Corporation
Subsidiary of Heritage-Crystal Clean, Limited
Sav-Tech Solvent, Inc.	Ontario, Canada Corporation
International Petroleum Corporation of Delaware (dissolved on February 10, 2017)	Delaware
HCC Corporation, LLC	Delaware
Subsidiary of HCC Corporation LLC
FCC Lubricants, LLC	Delaware